B. Craig Owens
Senior Vice President —	Campbell Soup Company
Chief Financial Officer and	One Campbell Place
Chief Administrative Officer	Camden, NJ 08103-1799
856-342-5270
856-342-3965 Fax
craig_owens@campbellsoup.com
July 7, 2011
Mr. Brad Skinner
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Re:	Campbell Soup Company Form 10-K for the Fiscal Year Ended August 1, 2010 Filed September 29, 2010 Form 10-Q for the Fiscal Quarter Ended January 30, 2011 Filed March 9, 2011 File No. 1-3822
Dear Mr. Skinner:
I appreciated the opportunity to speak with you further concerning our segment reporting.
After careful consideration of the Staff’s perspective on our segment reporting, beginning with the company’s Form 10-K for the year ending July 31, 2011, we will view the three businesses formerly reported as the U.S. Soup, Sauces and Beverages segment as three operating segments: U.S. Soup, U.S. Sauces and U.S. Beverages. We believe it is appropriate to report the results of these segments as two reportable segments.
▪	U.S. Simple Meals. The U.S Simple Meals segment represents an aggregation of the U.S. Soup and U.S. Sauces operating segments. In determining that these operating segments meet the aggregation criteria set forth in ASC 280-10-50-11, we considered the following factors:
•	Similar economic characteristics.
As referenced in ASC 280-10-50-11, we have utilized gross margin as the primary measure in determining that operating segments have similar economic characteristics. U.S. Soup and U.S. Sauces have similar gross margin performance. In 2010, gross margins were **** and ****, a relative difference of approximately ****. The relative difference in the three-year historical average has also been approximately ****. The relative difference in gross margins has been, and is expected to remain, less than 10%.

*	Amounts omitted from response pursuant to a confidential treatment request under 17 C.F.R. § 200.83.

Mr. Brad Skinner
U.S. Securities and Exchange Commission
July 7, 2011
In our assessment of economic similarity, we also considered the guidance set forth in ASC 280-10-55-7A-7C, which utilizes gross margin as the example, but also indicates that evaluating similarity of economic characteristics is a matter of judgment that depends on specific facts and circumstances. We concluded that gross margin, as well as sales trends and growth expectations, are the most meaningful economic characteristics, because other measures, such as EBIT margin, may be impacted by the allocation of corporate overhead costs and other factors.
Additional financial metrics supporting aggregation include the following:
➢	The projected three-year growth rates for net sales for the period ending July 31, 2011 are **** and ****. With respect to future growth expectations, over the three-year strategic planning period we expect both businesses to achieve net sales growth of approximately ****.

➢	The projected three-year growth rates for EBIT for the period ending July 31, 2011 are approximately **** and **** for U.S. Soup and U.S. Sauces, respectively. The disparity in EBIT growth rates is primarily attributable to *****.
•	The nature of the products and services.

As described in our 2010 Annual Report, our soup and sauce products compete in the broader arena of “simple meals,” a category comprised of meal and meal preparation choices for consumers. Our recipe website, CK.com, provides consumers with recipe alternatives utilizing our soup and sauce products as ingredients. In addition, products across our soup and sauce portfolio can be used as “pour-overs,” and both Campbell’s Chunky soups and Prego sauces are marketed to this usage occasion. Our soup and sauce products have many common raw materials and ingredients, such as tomato paste, vegetables, meats, and spices.

•	The nature of production processes.

The U.S. soup and sauce products are primarily produced at four thermal processing plants, using similar thermal production processes.

•	The type or class of customer.

Our U.S. soup and sauce products are sold and distributed to the same retail grocers and mass merchandisers, on a combined basis.

•	The method used to distribute the products.

As the products are produced within the same plant network, they are distributed on a combined basis, primarily through the utilization of third-party freight carriers.

•	The type of regulatory environment.

The manufacturing and marketing of our soup and sauce products in the U.S. are governed by a common statutory regime and regulatory structure. Principal oversight and enforcement agencies include the Food and Drug Administration, the U.S. Department of Agriculture, the Federal Trade Commission, the Occupational Safety and Health

*	Amounts omitted from response pursuant to a confidential treatment request under 17 C.F.R. § 200.83.

**	Text omitted from response pursuant to a confidential treatment request under 17 C.F.R. § 200.83.

Mr. Brad Skinner
U.S. Securities and Exchange Commission
July 7, 2011
Administration and the Environmental Protection Agency.

As indicated by gross margin performance and expected net sales and EBIT growth rates, the US. Soup and U.S Sauces operating segments have similar economic characteristics and similar future growth expectations. Based on our assessment, we believe the businesses meet the aggregation criteria as defined in ASC 280-10-50-11 and that aggregation is consistent with the objective and principles under ASC 280.

▪	U.S. Beverages. This segment represents the U.S retail beverages business.
We would like to conclude our discussion of this matter with you on an expedited basis, as our fiscal year end is approaching. If you have any questions regarding the foregoing analysis, we would appreciate the opportunity to discuss them with you as soon as possible.
*     *     *     *     *
As requested by the Staff, we acknowledge:
•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CAMPBELL SOUP COMPANY

By:	/s/ B. Craig Owens B. Craig Owens
Senior Vice President —
Chief Financial Officer and
Chief Administrative Officer

cc:	Douglas R. Conant
Ellen O. Kaden
Anthony P. DiSilvestro
Michael Fay — Securities and Exchange Commission
Mark Shannon — Securities and Exchange Commission
Leslie Overton — Securities and Exchange Commission
Dean Simone — PricewaterhouseCoopers LLP
Anthony J. Scamuffa — PricewaterhouseCoopers LLP
Cody Smith — PricewaterhouseCoopers LLP
Gary Levan — PricewaterhouseCoopers LLP

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